UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Determination of Rationale

of Simplified Absorption-type Company Split

Tokyo, March 24, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that, with respect to the absorption-type company split through which MUFG will transfer 285,900 ordinary shares of Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A., which MUFG will receive from the Bank of Tokyo-Mitsubishi UFJ, Ltd. by means of a dividend in kind on May 31, 2017, to wholly-owned subsidiary Mitsubishi UFJ Trust and Banking Corporation (MUTB), as published in “Notice of Share Transfer to Wholly-owned Subsidiary through Simplified Absorption-type Company Split” on January 24, 2017, the number of shares to be issued by MUTB remaining undetermined has been determined as follows.

Rationale

With this absorption-type company split MUTB will issue its new 9,474,925 ordinary shares, all of which will accede to MUFG.

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Contact:

Mitsubishi UFJ Financial Group

Corporate Communications Division

Media Relations Office

81-3-3240-7651